Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater exercises its option on the Mt Lyell copper mine and gives notice to shareholders in terms of Section 45(5) of the Companies Act

Johannesburg, 1 November 2023: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) advises that it has exercised the option to acquire the Mt Lyell copper mine in Tasmania (Australia), prior to its expiry on 5 November 2023.

Sibanye-Stillwater obtained the option to acquire 100% of Copper Mines of Tasmania Pty Ltd for a consideration of US$10 million from Vedanta Limited (the Mt Lyell Transaction), through the acquisition of New Century Resources Limited (NCR) outlined in the announcement dated 27 October 2021. Mt Lyell is a previously operated underground copper mine (with gold by-products), which commenced production in 1894 and operated until it was put on care and maintenance in 2014.

A feasibility study, which considers the re-establishment of the operation, is underway. Sibanye-Stillwater will review its options upon completion of the feasibility study.

Neal Froneman, CEO of Sibanye-Stillwater commented: "We identified copper as an essential metal necessary to enable the clean energy transition. Mt Lyell potentially provides a low cost exposure to copper, adding primary production of copper to our current lithium and nickel exposure. We look forward to working with all the local stakeholders including the Tasmanian Government as we consider the potential advancement of this opportunity."

Notice in terms of Section 45(5) of the Companies Act

Sibanye-Stillwater has agreed to provide loan funding to, and a guarantee for and on behalf of, NCR to facilitate the completion of the Mt Lyell Transaction. Sibanye-Stillwater has also internally restructured the acquisition financing related to NCR (the "NCR Finance Restructuring"). The NCR Finance Restructuring has resulted in the transfer of loan financing obligations between the Group companies.

As required in terms of the provisions of Section 45(5) of the Companies Act 71 of 2008 (the "Companies Act"), Sibanye-Stillwater advises that pursuant to the special resolution passed at the general meeting of the Company held on 26 May 2023 (the "General Meeting"), the board of directors of the Company (the "Board") has adopted (i) in connection with the Mt Lyell Transaction, a resolution to provide funding to, and guarantees for and on behalf of, NCR; and (ii) in connection with the NCR Finance Restructuring, a resolution to assume certain intercompany indebtedness, each of which constitutes the giving of direct and/or indirect financial assistance to related and inter-related companies and corporations of the Company (the "Financial Assistance"). Shareholders are notified for purposes of section 45(5)(a) of the Companies Act that the Financial Assistance exceeds one-tenth of 1% of the Company's net worth.

Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 44 and 45 as read with Section 4 of the Companies Act, the Board satisfied itself that:

- immediately after providing the Financial Assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Companies Act;
- all relevant conditions and restrictions relating to the granting of such Financial Assistance by the Company contained in the Company's memorandum of incorporation are satisfied; and
- the terms and conditions on which such Financial Assistance is to be given are fair and reasonable to the Company

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited's ("Sibanye-Stillwater") future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, business strategies, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2022 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2023 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward- looking statement (except to the extent legally required).